Rice Acquisition Corporation 3

102 East Main Street, Second Story

Carnegie, Pennsylvania 15106

August 29, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kellie Kim

Wilson Lee

David Link

Pam Howell

Re:	Rice Acquisition Corporation 3

Draft Registration Statement on Form S-1

Submitted July 29, 2025

CIK No. 0002074872

Ladies and Gentlemen:

This letter sets forth the response of Rice Acquisition Corporation 3 (the “Company”) to the comments of the staff of the Division of Real Estate & Construction (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated August 23, 2025, with respect to the above referenced Draft Registration Statement on Form S-1. Concurrently with the submission of this letter, the Company is filing via EDGAR a Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Draft Registration Statement on Form S-1 submitted July 29, 2025

General

1.	Staff’s comment:

We note your disclosure, on page 24, that the Class A ordinary shares of the SPAC and the Class A units of Opco held by the Sponsor will participate in liquidation payments the same as the Class A ordinary shares included in the public units. We also note that you plan to have your securities listed on the NYSE and that Section 102.06.f of the NYSE Listed Company Manual requires “[T]he AC’s [acquisition company’s] founding shareholders must waive their rights to participate in any liquidation distribution with respect to all shares of common stock owned by each of them prior to the IPO or purchased in any private placement occurring in conjunction with the IPO, including the common stock underlying any founders’ warrants.” Please advise us how the Class A units and Class A shares comprising the Sponsor units “participate in liquidation or other payments” is consistent with the NYSE Listed Company Manual Section 102.06.f or revise your disclosure as appropriate.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 24 of the Registration Statement and throughout the Registration Statement to remove disclosure that the Class A ordinary shares and the Class A units of Opco held by the sponsor will participate in liquidation payments the same as the Class A ordinary shares included in the public units.

2.	Staff’s comment:

We note that the denominator in your redemption calculation includes both the outstanding public Class A shares of Rice Acquisition Corporation 3 and outstanding Class A units of Opco (other than the Class A units held by the SPAC). Please clarify whether the outstanding Class A units of Opco have redemption rights. In addition, we also note that the NYSE Listed Company Manual Section 102.06.b requires “if a shareholder vote on a Business Combination is held, each public shareholder … will have the right … to convert its shares of common stock into a pro rata share of the aggregate amount then on deposit in the trust account….” Please advise us how your redemption calculation, which includes both outstanding Class A shares of Rice Acquisition Corporation 3 and outstanding Class A units of Opco (other than the Class A units held by the SPAC), is consistent with the NYSE Listed Company Manual Section 102.06.b or revise your disclosure as appropriate.

Response:

In response to the Staff’s comment, we have revised the Registration Statement throughout (including in the second to last paragraph on the cover page and page 34 of the Registration Statement) to remove from the denominator in the redemption calculations the outstanding Class A units of Opco.

Cover Page

3.	Staff’s comment:

Please describe the extent to which the conversion of the Sponsor’s 8,750,000 private placement warrants and the conversion of up to $1,500,000 in working capital loans into warrants and their cashless exercise may result in a material dilution of the purchasers’ equity interests. See Item 1602(a)(3) of Regulation S-K.

Response:

In response to the Staff’s comment, we have revised paragraph 9 on the cover page of the Registration Statement.

4.	Staff’s comment:

When discussing conflicts of interest in paragraph 9, please expand your statement as to actual or potential material conflicts of interest between purchasers in the offering and the SPAC sponsor and its affiliates, to include promoters. Refer to Item 1602(a)(5) of Regulation S-K.

Response:

In response to the Staff’s comment, we have revised paragraph 10 on the cover page and page 159 of the Registration Statement.

Summary, page 1

5.	Staff’s comment:

We note that the defined terms “founder units” and “sponsor units” include securities that are not units. The use of such terms to represent securities that are not units may be confusing to investors. Please revise and provide clear disclosure throughout when providing the compensation information in Items 1602(b)(6) and 1603(a)(6) to clearly identify and disclose the full amount of securities issued or to be issued to the sponsor, its affiliates and promoters.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to refer to “founder units” and “sponsor units” as “founder securities” and “sponsor securities,” respectively. In addition, we have revised pages 18 and 125 of the Registration Statement to more clearly identify the full amount of such securities when providing compensation information.

6.	Staff’s comment:

When discussing the potential need to seek additional financing on page 12, please also address how the terms of additional financings may impact unaffiliated security holders. See Item 1602(b)(5) of Regulation S-K.

Response:

In response to the Staff’s comment, we have revised pages 12, 13, 119, 131 and 132 of the Registration Statement.

Compensation of Our Sponsor…., page 18

7.	Staff’s comment:

Please revise your compensation table, on page 18, to address the anti-dilution protection of founders units upon conversion into Class A ordinary shares at a greater than one-to-one ratio.

Response:

In response to the Staff’s comment, we have revised pages 18, 19, 125 and 126 of the Registration Statement.

Permitted Purchases of Public Shares…., page 37

8.	Staff’s comment:

We note the disclosure that the purpose of such transactions could be to “vote in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of the business combination.” Please reconcile with the disclosure on page 17 regarding the letter agreement with the sponsor, officers and directors, which states they have agreed to vote their shares in favor of an initial business combination “except with respect to any such public shares which may not be voted in favor of approving the business combination transaction in accordance with the requirements of Rule 14e-5 under the Exchange Act and any SEC interpretations or guidance relating thereto.”

Response:

In response to the Staff’s comment, we have revised pages 38 and 135 of the Registration Statement.

Dilution…., page 98

9.	Staff’s comment:

Please revise to describe, outside of the dilution table, each material potential source of future dilution following the offering by the company. See Item 1602(c) of Regulation S-K.

Response:

In response to the Staff’s comment, we have revised page 98 of the Registration Statement.

Signatures, page II-4

10.	Staff’s comment:

Please include the signature of the authorized representative in the United States. Refer to the instructions to the Signatures section of Form S-1.

Response:

In response to the Staff’s comment, we have revised the signature pages of the Registration Statement.

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We respectfully request the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please contact Matthew R. Pacey of Kirkland & Ellis LLP at (713) 836-3786 or Lanchi Huynh of Kirkland & Ellis LLP at (214) 972-1673 with any questions or further comments regarding the responses to the Staff’s comments.

RICE ACQUISITION CORPORATION 3

By:	/s/ J. Kyle Derham
Name:	J. Kyle Derham
Title:	Chief Executive Officer

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